FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of March, 2015

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
\
Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated March 6, 2015, announcing award of $285 Million Regional Telecommunications Infrastructure Project by Peru’s Fitel s.

We consent to the incorporation by reference of the GAAP financial information included herein, in the Registration Statements on Form F-3 (Registration No. 333-195680) and the Registration Statements on Form S-8 (Registration Nos.  333-113932, 333-123410, 333-132649, 333-158476, 333-180552 and 333-187021).

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant)

Dated March 6, 2015	By:	/s/ Yael Shofar
Yael Shofar
Corporate Secretary

Gilat Awarded $285 Million Regional
Telecommunications Infrastructure
Project by Peru’s Fitel

Largest contract ever won by Gilat.

Additional revenues expected from telecom and mobile operators providing cellular data services using the new infrastructure

Petah Tikva, Israel, March 06, 2015 -- Gilat Satellite Networks Ltd. (NASDAQ, TASE: GILT), a worldwide leader in satellite networking technology, solutions and services, announced today that Peru’s Fitel (Fondo de Inversion en Telecomunicaciones / Telecommunications Investment Fund) awarded a $ 285 million regional telecommunications infrastructure project to Gilat. This is the largest contract ever won by the company since its inception.

Fitel’s regional initiative represents the complementary phase of the Peruvian National Fiber Backbone project, aimed to connect rural villages to broadband services. Within the framework of this phase, Gilat won the bids for three regional projects – in Huancavelica, Ayacucho and Apurimac.

These projects are BOT (Built, Operate and Transfer). The fiber-optic Transport networks will be built, operated for 1 year and transferred to the Ministry, while the Access networks based on wireless technologies will be operated for 10 years before being transferred to the Ministry.

In the frame of the Access network operation obligations, Gilat will connect about 600 public institutions to broadband services.

On top of the bids, Gilat expects additional revenues to be generated by enabling cellular carriers to acquire network capacity to address the growing needs for voice, data, and internet in these regions.

Gilat has demonstrated, with the successful rollout of the Integracion Amazonica Loreto (IAL) project in 2014, among many others in the region, that it has the required expertise to efficiently deploy large-scale network infrastructure in the most remote, mountainous and jungle areas of Peru.

“We are happy that Fitel has once again chosen Gilat for these challenging projects and we appreciate the continued confidence Fitel has in our ability to integrate and deliver communication solutions of all types,” said Erez Antebi, CEO of Gilat Satellite Networks. “Gilat’s experience in challenging terrain and its ability to overcome operational obstacles are key to achieving the government objective of connecting rural villages to broadband services. We look forward to bringing high-quality communications services to the most remote areas of Peru, while contributing to the advancement of social services, education, economic development and employment in these regions. Gilat is committed to a fruitful collaboration with Fitel on this project as well as on future initiatives.”

Antebi added, “Apart from the $285 million award, we expect this project to generate additional revenues for Gilat by enabling telecom and mobile operators to provide data services to the local population using the new infrastructure.”

About Gilat
Gilat Satellite Networks Ltd (NASDAQ, TASE: GILT) is a leading provider of products and services for satellite-based broadband communications. Gilat develops and markets a wide range of high-performance satellite ground segment equipment and VSATs, with an increasing focus on the consumer and Ka-band market. In addition, Gilat enables mobile SOTM (Satellite-on-the-Move) solutions providing low-profile antennas, next generation solid-state power amplifiers and modems. Gilat also provides managed network and satellite-based services for rural telephony and Internet access via its subsidiaries in Peru and Colombia.

With over 25 years of experience, and over a million products shipped to more than 85 countries, Gilat has provided enterprises, service providers and operators with efficient and reliable satellite-based connectivity solutions, including cellular backhaul, banking, retail, e-government and rural communication networks. Gilat also enables leading defense, public security and news organizations to implement advanced, on-the-move tactical communications on board their land, air and sea fleets using Gilat's high-performance SOTM solutions. For more information, please visit us at www.gilat.com
Gilat is a company under the control of the FIMI Private Equity Funds.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with Gilat's international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat's business, reference is made to Gilat's reports filed from time to time with the Securities and Exchange Commission.

Contact:
Gilat Satellite Networks
Joelle Inowlocki
JoelleI@gilat.com

KCSA Strategic Communications
Phil Carlson, Vice President
(212) 896-1233
pcarlson@kcsa.com

Thomas Mei, Account Executive
(212) 896-1208
tmei@kcsa.com